

June 6, 2025

Lim Say Wei
Chief Executive Officer
Magnitude International Ltd
27 Woodlands Industrial Park E1
#03-15 (Lobby B) Hiangkie Industrial Building
Singapore 757718

> **Re: Magnitude International Ltd**
> **Registration Statement on Form F-1**
> **Filed May 28, 2025**
> **File No. 333-287609**

Dear Lim Say Wei:

We have reviewed your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1 filed May 28, 2025

General

1. Given the substantial portion of your shares being registered for resale and the period those shares have been held since being initially sold to each of the Resale Shareholders, please provide us with an analysis of your basis for determining that it is appropriate to characterize the resale offering as a secondary offering under Securities Act Rule 415(a)(1)(i), as opposed to an indirect primary offering. For guidance, refer to Securities Act Rules Compliance and Disclosure Interpretation 612.09.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Howard Efron at 202-551-3439 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Jeffrey Gabor at 202-551-2544 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Kyle Leung